Exhibit 1

FOR IMMEDIATE RELEASE	1 March 2011

WPP plc ("WPP")

Voting rights and Capital 28 February 2011

WPP confirms that its capital consists of 1,265,245,622 ordinary shares with voting rights.

WPP holds 2,172,126 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,263,073,496 shares

The figure of 1,263,073,496 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP,  under the FSA's Disclosure and Transparency Rules.

Contact:
Feona McEwan	+44 (0)207 408 2204